Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROPOSED RE-ELECTION AND APPOINTMENT OF DIRECTORS AND SUPERVISORS

Proposed Re-election and Appointment of Directors

The board (the “Board”) of directors (the “Directors”) of PetroChina Company Limited (the “Company”, together with its subsidiaries, the “Group”) hereby announces that the Board has proposed to elect and appoint Mr. Dai Houliang as Director, Mr. Hou Qijun as non-executive Director, Mr. Duan Liangwei as non-executive Director, Mr. Huang Yongzhang as executive Director, Mr. Ren Lixin as executive Director, Mr. Xie Jun as non-executive Director, Mr. Cai Jinyong as independent non-executive Director, Mr. Jiang, Simon X. as independent non-executive Director, Mr. Zhang Laibin as independent non-executive Director, Ms. Hung Lo Shan Lusan as independent non-executive Director and Mr. Ho Kevin King Lun as independent non-executive Director (the “Proposed Appointment of Directors”, the above Directors collectively, the “Director Candidates”). The Proposed Appointment of Directors will be submitted to the shareholders of the Company (the “Shareholders”) for review and approval by way of ordinary resolution at the 2022 annual general meeting of the Company (the “AGM”).

The biographical details of the Director Candidates are set out below:

Mr. Dai Houliang, aged 59, is the chairman of the Board, concurrently serving as the chairman of the board and the Party secretary of China National Petroleum Corporation (“CNPC”). Mr. Dai is a professor-level senior engineer with a doctorate degree, an alternate member of the 19th Central Committee of the Communist Party of China, a member of the 14th Session of the National Committee of the Chinese People’s Political Consultative Conference (“NC-CPPCC”), a member of the subcommittee of Human Resources and Environment and an academician of the Chinese Academy of Engineering. From December 1997, he successively served as deputy general manager of Yangzi Petrochemical Corporation, director, deputy general manager, vice chairman, general manager, chairman and a member of the standing Party committee of Yangzi Petrochemical Co., Ltd., deputy chief financial officer, vice president, director, senior vice president, chief financial officer, vice chairman, president and chairman of China Petroleum & Chemical Corporation. He served as a member of the Party committee of China Petrochemical Corporation (“Sinopec Group”) in June 2008, the general manager, director, deputy Party secretary of Sinopec Group in May 2016, and the chairman of the board and the Party secretary of Sinopec Group in July 2018. Mr. Dai has been appointed as the chairman of the board and the Party secretary of CNPC since January 2020 and a Director and the chairman of the Board since March 2020.

Mr. Hou Qijun, aged 56, is the vice chairman of the Board and concurrently serves as a director, general manager and deputy Party secretary of CNPC. Mr. Hou is a professor-level senior engineer with a doctorate degree. From October 2002, Mr. Hou successively served as the director and deputy general manager of Daqing Oilfield Co., Ltd., the general manager and deputy Party secretary of Jilin Oilfield Branch, the Party secretary and deputy general manager of Natural Gas and Pipeline Branch, the director-general and deputy Party secretary of PetroChina Oil & Gas Control Centre, and the general manager of the planning department of CNPC and the Company. He was appointed as the deputy general manager of CNPC in March 2017, and concurrently served as the general manager and deputy Party secretary of the exploration and production branch of the Company in April 2017. Mr. Hou was appointed as the Director and vice president of the Company in June 2017, and as the president of the Company in March 2019. He was appointed as director, the general manager and deputy Party secretary of China Oil&Gas Pipeline Network Corporation in October 2019. Mr. Hou has been appointed as a director, the general manager and deputy Party secretary of CNPC since July 2021 and a Director and vice chairman of the Board since October 2021.

Mr. Duan Liangwei, aged 55, is a Director and concurrently serves as a director and deputy Party secretary of CNPC, and head office Party secretary of CNPC. Mr. Duan is a professor-level senior engineer with a doctorate degree. From February 2006, Mr. Duan successively served as the deputy general manager, safety director, and member of the Party committee of Jilin Petrochemical Branch, the general manager and deputy Party secretary of Dagang Petrochemical Branch, the general manager and deputy Party secretary of Dalian Petrochemical Branch. He was appointed as deputy general manager of CNPC in March 2017 and safety director of CNPC in April 2017. Mr. Duan has been appointed as a Director since June 2017. He was appointed as a member of the Party committee of CNPC in September 2019. Mr. Duan was appointed as the president of the Company in March 2020. He has been appointed as a director and deputy Party secretary of CNPC since September 2020 and head office Party secretary of CNPC since October 2020.

Mr. Huang Yongzhang, aged 56, is a Director and the president of the Company and concurrently serves as a member of the Party committee, deputy general manager and safety director of CNPC. Mr. Huang is a professor-level senior engineer with a doctorate degree. From June 2008, he successively served as the deputy general manager of CNPC International (Nile) Ltd., the deputy general manager, and safety director of China Oil Exploration and Development Corporation, the executive deputy general manager and general manager of CNPC Middle East Corporation and senior deputy general manager and a member of the Party Committee of China National Oil and Gas Exploration and Development Corporation. He has been appointed as a member of the Party committee and deputy general manager of CNPC since April 2020, Director since September 2020, safety director of CNPC since February 2021 and the president of the Company since March 2021.

Mr. Ren Lixin, aged 55, is a Director and the senior vice president of the Company and concurrently serves as a member of the Party committee and vice president of CNPC. Mr. Ren is a professor-level senior engineer with a bachelor’s degree. From September 2005, Mr. Ren successively served as a member of the Party committee, the deputy general manager, the general manager, deputy Party secretary and safety director of Dushanzi Petrochemical Branch Company, the general manager and deputy Party secretary of the Refinery and Chemical Branch of the Company. He has been appointed as a member of the Party committee and deputy general manager of CNPC since June 2021. He has been appointed as the senior vice president of the Company since August 2021 and a Director since October 2021.

Mr. Xie Jun, aged 55, is a Director and concurrently serves as a member of the Party committee and deputy general manager of CNPC and the director-general of CNPC Consulting Centre. Mr. Xie is a professor-level senior engineer with a bachelor’s degree. From August 2013, he served successively as a member of the Party committee, the deputy general manager, the executive deputy general manager, the Party secretary and general manager of Southwest Oil and Gas Field Branch, the general manager of the development and planning department of CNPC and the Company. He has been appointed as a member of the Party committee and deputy general manager of CNPC since January 2022 and the director-general of CNPC Consulting Centre since March 2022. He has been appointed as a Director since June 2022.

Mr. Cai Jinyong, aged 63, is an independent non-executive Director and concurrently serves a partner of Global Infrastructure Partners (GIP) and a board member of Aon Corporation. Mr. Cai received a bachelor’s degree in science from Peking University and a doctorate degree of economics from Boston University. Mr. Cai has over 30 years working experience in finance service industry, and he worked in TPG Group, World Bank Group, Goldman Sachs Group, Inc. and Morgan Stanley. Mr. Cai worked at the Central Europe Bureau of the World Bank and was responsible for energy sectors from 1990 to 1994. From 1994 to 2000, he served in Morgan Stanley and was a team member which established China International Capital Corporation Limited (the first domestic joint venture investment bank in the PRC). From 2000 to 2012, he worked in Goldman Sachs Group, Inc., where he was in charge of the PRC investment banking business. From 2012 to 2016, he served as CEO of International Finance Corporation of the World Bank Group. From 2016 to 2018, he led infrastructure business in emerging economies at TPG. Mr. Cai has been appointed as an independent non-executive Director since June 2020.

Mr. Jiang, Simon X., aged 69, is an independent non-executive Director and has been an independent non-executive director of COSCO SHIPPING International (Hong Kong) Co., Ltd. since April 2007. He is the chairman of Cyber City International Limited, a director of China Foundation for Disabled Persons, a senior associate at the Judge Business School of Cambridge University of England and a member of the United Nations Investments Committee. Mr. Jiang received his bachelor’s degree from Beijing Foreign Studies University, master’s degree from Australian National University and Ph.D degree in economics from Cambridge University of England. Mr. Jiang has investment management experience. Mr. Jiang was the deputy chief of United Nations Joint Staff Pension Fund Investment Management and has worked as a member of its Investment Committee till now. He was a member of the 11th and 12th Sessions of the NC-CPPCC, an independent director of China Oilfield Services Limited, Greenland Hong Kong Holdings Limited, Nokia Corporation, and China Petroleum & Chemical Corporation. Mr. Jiang has been appointed as an independent non-executive Director since June 2020.

Mr. Zhang Laibin, aged 61, is a professor at China University of Petroleum and a doctoral supervisor. Mr. Zhang received a doctorate degree and is a member of the 14th session of the standing committee of NC-CPPCC, a member of the subcommittee for handing proposals of the CPPCC and an academician of the Chinese Academy of Engineering. From 1992, Mr. Zhang served successively as vice director, director and dean of the mechanical and electrical department at China University of Petroleum. Mr. Zhang was appointed as the deputy Party secretary of China University of Petroleum in 1998 and the vice principal of China University of Petroleum in 1999. Mr. Zhang served as the principal of China University of Petroleum from 2005 to 2021. Mr. Zhang was elected as an academician of the Chinese Academy of Engineering in 2021.

Ms. Hung Lo Shan Lusan, aged 56, is an executive director of Higuma Consulting Limited and an independent non-executive director of LH Group Limited and China Coal Energy Company Limited. Ms. Hung received a bachelor’s degree. From May 1990, she served successively as the deputy manager of tax department at Ernst & Young, a partner of tax department at Grant Thornton in Hong Kong, head of tax at Pacific Jade Tax Consultancy Limited, etc. Ms. Hung has been appointed as a director of Higuma Consulting Limited since May 2002, an independent non-executive director of LH Group Limited since May 2018 and an independent non-executive director of China Coal Energy Company Limited since March 2023.

Mr. Ho Kevin King Lun, aged 47, is a director of Macau Tai Fung Bank Company Limited, chairman of Macau Anzac Group Company Limited, director of Macau KNJ Investment and chairman of Macao Juvenile Venture International Group. Mr. Ho received a doctorate degree and a deputy of the 14th National People’s Congress. From March 2000, Mr. Ho served successively as senior executive at Hong Kong Cathay Pacific Airways Limited, director and general manager of Valeo Strategic Investments Company Limited and chairman of City Gourmet Company Limited. Mr. Ho has been appointed as a director of Macau Tai Fung Bank Company Limited since March 2008, the chairman of Macau Anzac Group Company Limited since August 2008, a director of Macau KNJ Investment since May 2012 and the chairman of Macao Juvenile Venture International Group since May 2017.

Save as disclosed above, as at the date of this announcement, none of the Director Candidates (i) has held any directorship in any other listed companies in the past three years; (ii) has any relationship with any other Director, supervisor (the “Supervisor”), senior management, substantial Shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong (the “Stock Exchange Listing Rules”)) or controlling Shareholder (as defined in the Stock Exchange Listing Rules) of the Company; and (iii) except for the fact that Ms. Hung Lo Shan Lusan holds 8,000 shares of the Company, has any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Save as disclosed above, as at the date of this announcement, there is no information on any of the Director Candidates that needs to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Stock Exchange Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

If the Proposed Appointment of Directors are approved at the AGM, the terms of office of the Director Candidates will be three years, commencing from the date on which the relevant resolutions being approved by the Shareholders. Their emoluments will be fixed by the Board pursuant to the authorization granted by the Shareholders by reference to the Directors’ duties and responsibilities, performance and the results of the Group and the market overall situation.

The notice and circular of AGM containing, among others, the details of the Proposed Appointment of Directors will be dispatched to the Shareholders as soon as practicable in due course.

Proposed Re-election and Appointment of Supervisors

The supervisory committee (the “Supervisory Committee”) of the Company hereby announces that the Supervisory Committee has proposed to elect and appoint Mr. Cai Anhui, Mr. Xie Haibing, Ms. Zhao Ying, Mr. Cai Yong and Mr. Jiang Shangjun as shareholder representative supervisors of the Company (the “Proposed Appointment of Supervisors”, the above Supervisors collectively, the “Supervisor Candidates”). The Proposed Appointment of Supervisors will be submitted to the Shareholders for review and approval by way of ordinary resolution at the AGM. According to the Articles of Association of the Company, employee representative Supervisors will be elected democratically by the employees of the Company. The election results of the employee representative Supervisors will be further announced.

The biographical details of the Supervisor Candidates are set out below:

Mr. Cai Anhui, aged 53, is the Chairman of the Supervisory Board and concurrently serves as a member of the Party committee and the chief accountant of CNPC. Mr. Cai is a professor-level senior accountant, a professor-level senior engineer with a doctorate degree. From April 2004, he served successively as the chief financial officer of China Aluminum International Engineering Co., Ltd., the deputy general manager of China Aluminum International Technology Development Co., Ltd., Party secretary and the deputy general manager of Guiyang Aluminum & Magnesium Design Institute Co., Ltd., the executive director and the general manager of Chinalco Finance Company Limited, the Party secretary, the chairman of the board and the general manager of Chinalco Capital Holdings Co., Ltd., an assistant to the general manager of Aluminum Corporation of China. Mr. Cai was appointed as a member of the Party committee and the chief accountant of China Energy Investment Corporation in December 2019. He has served as a member of the Party committee and the chief accountant of CNPC since March 2022 and been appointed as the chairman of the Supervisory Board since June 2022.

Mr. Xie Haibing, aged 52, is a Supervisor and concurrently serves as an assistant to the general manager of CNPC, the chairman of CNPC Capital Company Limited and the chairman of CNPC Kunlun Capital Company Limited. Mr. Xie is a professor-level senior economist with a doctorate degree and a member of 14th Session of the Chinese People’s Political Consultative Conference in Beijing. From April 2009, Mr. Xie served successively as the director of information of Karamay City Commercial Bank, the director of information and the vice president of Bank of Kunlun Co., Ltd., the deputy general manager of the Finance Department of CNPC and the Company, the deputy head of the preparatory team of the Shared Service Center of CNPC, the general manager of CNPC Shared Operation Co. LTD, and the general manager of the Finance Department of CNPC and the Company. He has served as the assistant to the general manager of CNPC, and the chairman of CNPC Capital Company Limited and the chairman of CNPC Kunlun Capital Company Limited since April 2021. He has been appointed as the Supervisor since June 2022.

Ms. Zhao Ying, aged 55, is a Supervisor and concurrently serves as the general counsel and chief compliance officer of CNPC. Ms. Zhao is a professor-level senior economist with a bachelor’s degree. From April 2009, she successively served as the general counsel of China Oil Exploration and Development Corporation, the general counsel of PetroChina overseas exploration and development branch and PetroChina Natural Gas Exploration and Development Corporation, the deputy general manager of PetroChina Kazakhstan Company, the deputy general manager of PetroChina Middle Asia Company, the deputy general manager and the deputy secretary of the Party committee of China National Oil and Gas Exploration and Development Corporation, the general manager of the Legal Affairs Department and the Legal and Enterprise Reform Department of CNPC and the Company. She has served as the general counsel of CNPC since March 2022, a Supervisor since June 2022 and the chief compliance officer of CNPC since December 2022.

Mr. Cai Yong, aged 48, is a Supervisor and concurrently serves as the general manager of the Finance Department of CNPC. Mr. Cai is a senior economist with a master’s degree. From March 2016, he has successively served as the chief accountant of PetroChina Middle East Company, the general manager of the Finance, Tax and Price Department and the general manager of the Funding Department of CNPC and the Company. He has served as the general manager of the Finance Department of CNPC since April 2021 and been appointed as a Supervisor since June 2022.

Mr. Jiang Shangjun, aged 58, is the general manager of the audit department of the Company and concurrently serves as the general manager of the audit department of CNPC and the executive director of Auditing Service Centre Co., Ltd. Mr. Jiang is a senior economist with a master’s degree. From October 2000, Mr. Jiang served successively as the chief accountant, deputy general manager of Lanzhou PetroChina Branch, general manager of Northwestern Sales Branch, chairman of the board of Bank of Kunlun Co., Ltd., the general manager and vice chairman of the board of the CNPC Capital Corporation. Mr. Jiang has been appointed as the general manager of the audit department of CNPC and the Company and the executive director of Auditing Service Centre Co., Ltd since September 2022.

Save as disclosed above, as at the date of this announcement, none of the Supervisor Candidates (i) has held any directorship in any other listed companies in the past three years; (ii) has any relationship with any other Director, Supervisor, senior management, substantial Shareholder (as defined in the Stock Exchange Listing Rules) or controlling Shareholder (as defined in the Stock Exchange Listing Rules) of the Company; and (iii) has any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Save as disclosed above, as at the date of this announcement, there is no information on any of the Supervisor Candidates that needs to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Stock Exchange Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

If the Proposed Appointment of Supervisors are approved at the AGM, the terms of office of the Supervisor Candidates will be three years, commencing from the date on which the relevant resolutions being approved by the Shareholders. Supervisor Candidates will not receive emoluments from the Company.

The notice and circular of AGM containing, among others, the details of the Proposed Appointment of Supervisors will be dispatched to the Shareholders as soon as practicable in due course.

By order of the Board
PetroChina Company Limited
Company Secretary
WANG Hua

Beijing, the PRC

March 29, 2023

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Jiao Fangzheng, Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.